                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                     DATA TRANSMISSION NETWORK CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   238017017
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               ROGER R. BRODERSEN
                          13305 BIRCH DRIVE, SUITE 200
                             OMAHA, NEBRASKA 68164
                                 (402) 898-4050
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                                Craig Fry, Esq.
                           Abrahams, Kaslow & Cassman
                              8712 West Dodge Road
                             Omaha, Nebraska 68114
                                 (402) 392-1250

                                 MARCH 3, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 pages)
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CUSIP NO. 238017017              13D
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Roger R. Brodersen           S.S.N.: ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
     Not Applicable                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    627,589
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    76,149
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    627,589
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    76,149
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     703,738
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.85%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

* Based upon 12,019,986 shares outstanding at March 1, 2000.

                              (Page 2 of 6 pages)

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Item 1.  Security and Issuer
         -------------------

         The class of equity securities to which this Schedule 13D (this "Schedule 13D") relates is the common stock, par value $0.001 per share (the "Common Stock") of Data Transmission Network Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9110 West Dodge Road, Suite 200, Omaha, Nebraska 68114.

Item 2.  Identity and Background
         -----------------------

         This Schedule 13D is filed by Roger R. Brodersen, an individual. The Reporting Person's business address is 13305 Birch Drive, Suite 200, Omaha, Nebraska 68164.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         VS&A Communications Partners III, L.P., a Delaware limited partnership ("VS&A"), VS&A-DTN, LLC, a Delaware limited liability company, DTN Acquisition Corporation, a Delaware corporation (the "Purchaser") and the Company entered into an Agreement and Plan of Merger dated March 3, 2000 (the "Merger Agreement"), pursuant to which, subject to the terms and conditions therein, the Purchaser agreed to (i) commence an offer (the "Offer") to purchase all the outstanding shares of Common Stock at a price of $29.00 per share and (ii) as soon as practical after the consummation of the Offer, consummate the merger of Purchaser into the Company (the "Merger").

         As an inducement to VS&A to enter into the Merger Agreement with the Company, the Reporting Person entered into a Voting Agreement with VS&A (the "Voting Agreement").

         The Reporting Person did not purchase any shares of Common Stock pursuant to the Voting Agreement and thus no funds were used for such purpose.

Item 4.  Purpose of Transaction
         ----------------------

         The Reporting Person entered into the Voting Agreement in order to induce VS&A to enter into the Merger Agreement. Pursuant to the Voting Agreement, the Reporting Person has agreed, among other things and subject to certain exceptions, (i) to tender his shares (the "Subject Shares") to VS&A in response to the Offer or to vote the Subject Shares in favor of the Merger and the Merger Agreement (or if not all of the Subject Shares are purchased in the Offer, the Reporting Person will vote the remaining Subject Shares in favor of the Merger and the Merger Agreement); (ii) not to tender any of the Subject Shares in response to a tender offer by any third party (other than VS&A and its affiliates); (iii) not to transfer or permit the transfer of any of the Subject Shares to a third party transferee unless as a condition of such transfer the third party transferee executes an agreement substantially in the form of the Voting Agreements; and (iv) not to grant any proxy or power of attorney or similar authorization with respect to any of the Subject Shares or to take any other action that is inconsistent with or that would limit or interfere with the Reporting Person's obligations under the Voting Agreement.

         Other than as described above and as contemplated by the Voting Agreement, the Reporting Person has no present plan or proposal which relates to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or


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liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         As of the date of this filing, the Reporting Person beneficially owns 703,738 shares of the Company's Common Stock totaling 5.85% of the Company's Common Stock, based upon 12,019,986 shares outstanding at March 1, 2000, as represented by the Company in the Merger Agreement.

         Subject to the terms of the Voting Agreement, the following is the number of shares as to which the Reporting Person has:

         (i)   sole power to vote or to direct the vote:

               627,589

         (ii)  shared power to vote or to direct the vote:

               76,149

         (iii) sole power to dispose or to direct the disposition of:

               627,589

         (iv)  shared power to dispose or to direct the disposition of:

               76,149.

         The Reporting Person has previously filed a statement on Schedule 13G, as subsequently amended. The Reporting Person has not effected any transactions with respect to shares of the Company's Common Stock within the past 60 days other than those that may have been reported on a statement on Schedule 13G/A filed by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ----------------------------------------------------------------------

         Voting Agreement (described in Item 4 above).

         Except for the above and as disclosed on the Reporting Person's
Schedule 13G, as amended, the Reporting Person is not a party to any contract, arrangement, understanding, or


                              (page 4 of 6 pages)

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relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

Exhibit 1. Voting Agreement dated February 17, 2000, between VS&A Communications Partners III, L.P. and Roger R. Brodersen



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Signature                                           Date
---------                                           ----


/s/ Roger R. Brodersen
----------------------------
Roger R. Brodersen                                  March 13, 2000








                              (page 6 of 6 pages)
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EXHIBIT 1

                                VOTING AGREEMENT

         THIS VOTING AGREEMENT dated as of February 17, 2000 (this "AGREEMENT"), is entered into by the undersigned stockholder ("Stockholder") of Data Transmission Network Corporation, a Delaware corporation ("DTN"), and VS&A Communications Partners III, L.P., a Delaware limited partnership ("ACQUIROR").

                                    RECITALS

         A. As of the date of this Agreement, Stockholder is the owner of the number of shares of the common stock, par value $0.001, of DTN ("DTN COMMON STOCK") as is set forth below Stockholder's name on the signature page of this Agreement (the "SUBJECT SHARES").

         B. Acquiror is contemplating the acquisition of DTN by means of a cash tender offer for up to 100% of the outstanding shares of DTN Common Stock at a price of $29.00 per share (the "TENDER OFFER"), followed by a cash merger, if necessary, to acquire all of the remaining shares of outstanding DTN Common Stock (the "MERGER"), all pursuant to the terms of an Agreement and Plan of Merger between Acquiror and DTN (the "MERGER AGREEMENT").

         C. Acquiror is unwilling to initiate the Tender Offer unless holders of greater than 50.1% of the outstanding DTN Common Stock enter into an agreement substantially in the form of this Agreement.

         NOW, THEREFORE, in consideration of the covenants and agreements of the parties herein contained, the sufficiency of which is hereby acknowledged, and as an inducement to Acquiror to initiate the Tender Offer, the parties hereto, intending to be legally bound, hereby agree as follows:

         SECTION 1. REPRESENTATIONS AND WARRANTIES. Stockholder represents and warrants that as of the date hereof he owns the Subject Shares and that he has the sole voting power with respect to the Subject Shares.

         SECTION 2. TENDER OR VOTING OF SUBJECT SHARES. (a) If on or prior to March 3, 2000, Acquiror and DTN enter into the Merger Agreement and holders of greater than 50.1% of the outstanding shares of DTN Common Stock enter into agreements substantially in the form of this Agreement with Acquiror, then Stockholder agrees that he will either (i) tender the Subject Shares to Acquiror in response to the Tender Offer or (ii) vote the Subject Shares in favor of the Merger and the Merger Agreement (or, if not all of the Subject Shares are purchased in the Tender Offer, he shall vote the remaining Subject Shares in favor of the Merger and the Merger Agreement). In addition, Stockholder shall not tender any of the Subject Shares in response to a tender offer by any third party.

                 (b) Stockholder shall not transfer or permit the transfer of any of the Subject Shares to a third party transferee unless as a condition of such transfer the third party transferee executes a voting agreement substantially in the form of this Agreement, and any such voting agreement shall be deemed a supplement to this Agreement to which all Subject Shares then or thereafter acquired by the third party transferee shall be subject.

                 (c) Stockholder shall not grant any proxy or power of attorney or similar authorization with respect to any of the Subject Shares or take any other action that is inconsistent with or that would limit or interfere with his obligations under this Agreement.

                 (d) Stockholder authorizes the Company and Acquiror to publish and disclose in the documents relating to the Tender Offer and the Merger (including all documents filed with the Securities and Exchange Commission) his identity and the commitments and arrangements under this Agreement.

         SECTION 3. NO OWNERSHIP INTEREST. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to any of the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain in and belong to Stockholder, and except as may be provided in the Merger Agreement, Acquiror shall have no authority: (a) to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of DTN or of any of its subsidiaries; or (b) except as otherwise expressly provided herein, to exercise any power or authority to direct Stockholder in the voting of any of the Subject Shares or the performance of his duties or responsibilities as a director, officer or stockholder of DTN.

         SECTION 4. AMENDMENT AND MODIFICATION. This Agreement may only be amended, modified or supplemented by a written instrument signed by Stockholder and Acquiror.

         SECTION 5. ENTIRE AGREEMENT. Except for the Merger Agreement, this Agreement evidences the entire agreement between the parties hereto with respect to the matters provided for herein and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth in this Agreement. This Agreement supersedes any agreements among DTN and its stockholders concerning the acquisition, disposition or control of the stock of DTN.

         SECTION 6. SEVERABILITY. The parties agree that if any provision of this Agreement shall under any circumstances be deemed invalid or inoperative, this Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.

         SECTION 7. GOVERNING LAW. This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware without regard to the conflicts of laws rules.

         SECTION 8. CAPTIONS, COUNTERPARTS AND CONSTRUCTION. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in counterparts, each of which shall constitute one and the same instrument. Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular and all words in any gender shall extend to and include all genders.

         SECTION 9. ASSIGNMENT; PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by the parties hereto, by operation of law or otherwise, without the prior written consent of the other party. Except as otherwise expressly provided herein, nothing in this Agreement, expressed or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

         SECTION 10. TERMINATION. This Agreement shall terminate at the earlier of: (a) the termination of the Merger Agreement; or (b) March 3, 2000, but only if by such date either the Merger Agreement has not been executed by Acquiror and DTN or holders of greater than 50.1% of the outstanding DTN Common Stock have not entered into agreements substantially in the form of this Agreement with Acquiror.

         IN WITNESS WHEREOF, the parties hereto have executed or caused this Agreement to be duly executed as of the day and year first above written.

ACQUIROR:                                   STOCKHOLDER:


                                            /s/Roger Brodersen
                                            --------------------------
                                                   Signature

                                            Roger Brodersen
                                            --------------------------
By:                                                Printed Name
   ----------------------------
   Name:
          ----------------------            703,738
   Title                                    --------------------------
          ----------------------             Number of Subject Shares


                                       2